Michael Fay Patrick Kuhn Joe Foti Division of Corporate Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Standard Parking Corporation File No. 000-50796 Form 10-K for the year ended December 31, 2004

Dear Mr. Fay:

On behalf of Standard Parking Corporation, a Delaware corporation (the “Company”), and in connection with your review of the above referenced filing, we are writing in response to the Staff’s additional comment in your letter dated April 28th.

   To facilitate your review, we have provided supplemental information in our response to your comment.  For convenience, we have reprinted the Staff’s comment below in bold, with the corresponding response set forth immediately below the applicable comment.

SEC comment

Principles of Consolidation, page 46

1.                                      Refer to prior comment 5. Your response is too general to support that the 5 single purpose entities subject to consolidation under FIN 46(R).  Please provide in more detail your evaluation of the 5 single purpose entities as potential variable entities under FIN 46(R).  In your response, please address the scope exceptions under paragraph 4(h) of FIN 46(R).

Company response

The entities are joint ventures formed by the Company and an unrelated party to provide parking management and related services to various enterprises such as property owners and/or government organizations.  The entities have no assets or liabilities.  The entities provide services to specific properties on a contractual basis.  The services will typically include revenue collection and controls and payment of expenses on behalf of the property owners and/government organizations.

The entities will distribute any excess funds remaining to the property owner on a monthly basis.  In addition, the entities provide financial statements for the property owners and/or governmental organizations. The entities receive a fee from the property owners or governmental organizations for providing parking and parking related management services as described.

These 5 entities are not consolidated into the Company’s financial statements because the Company is not the primary beneficiary.  In addition, the Company is not the reporting enterprise as defined in FIN 46(R).

The evaluation of each entity addressing the scope exceptions under paragraph 4(h) of FIN 46(R) is as follows:

(1)                                  The property owners or governmental organizations did not participate in the design of the entities.

(2)                                  The entities only provide parking related services for the property owners or governmental organizations.

(3)                                  The property owners or governmental organizations provide no equity, debt or financial support to the entities.

(4)                                  The activities of the entities are not related to any securitizations or asset-backed financing of the property owners or governmental organizations.

Accordingly, none of the conditions included in Paragraph 4(h) are considered applicable.

Entity #1	Commencement of Operations	Nature of Activities	% Ownership	Location
A-M Frontier Field	June 1996	Management of Parking Lot	50.0%	Rochester NY

The property is owned by “The Greater Rochester Outdoor Sports Facility Corporation”, a party not related to the entity or the Company

Entity #2	Commencement of Operations	Nature of Activities	% Ownership	Location
Orlando International Airport Shuttle	October 1992	Management of Shuttle Operations	38.25%	Orlando FL.

The property is owned by “The Greater Orlando Aviation Authority, a public and governmental body, a party not related to the entity or the Company

Entity #3	Commencement of Operations	Nature of Activities	% Ownership	Location
French Market Lot	May 2003	Management of Parking Lot	50.0%	New Orleans LA.

The property is owned by “The French Market Corporation”, a party not related to the entity or the Company.

Entity #4	Commencement of Operations	Nature of Activities	% Ownership	Location
City of New Orleans Parking Meters	April 2004	Management of Parking Meters	50.0%	New Orleans LA.

The parking meters are owned by “The City of New Orleans”, a governmental body and a party not related to the entity or the Company.

Entity #5	Commencement of Operations	Nature of Activities	% Ownership	Location
A-M Rochester Airport	January 1992	Management of Parking Lot	50.0%	Rochester N.Y..

The parking lots are owned by “Monroe County Airport Authority” on behalf of The Greater Rochester International Airport, a governmental organization and a party not related to the entity or the Company.

We will expand our disclosure in future filings to include the fact that we are not the primary beneficiary for these entities.

The Company hereby acknowledges that:

                (i)            we are responsible for the adequacy and accuracy of the disclosure in our filings;

                (ii)           staff comments or changes to disclosure in response to staff comments in our filing reviewed by the staff do not foreclose the Commission from taking any action with respect to our filing; and

                (iii)          we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

STANDARD PARKING CORPORTION

Dated: May 12, 2005	By:	/s/ G. MARC BAUMANN
Executive Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer)

Dated: May 12, 2005	By:	/s/ DANIEL R MEYER

Senior Vice President, Corporate Controller and
Asst. Treasurer (Principal Accounting Officer)